Form C

DOWNLOAD AS WORD DOC

Cover Page

Name of issuer:

Caribbean Water Technologies, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

U.S. VIRGIN ISLANDS

Date of organization:

3/16/2021

Physical address of issuer:

233 Smithstone Path
Fayetteville, GA 30214

Website of issuer:

https://www.socashores.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

10,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $10,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$10,000.00

Oversubscriptions accepted:

- ☑ Yes

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$460,290.91	$395,423.52
Cash & Cash Equivalents:	$23,876.47	$130,155.62
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$222,139.63	$99,803.13
Non-Current Liabilities:	$1,166,322.30	$790,963.15
Revenues/Sales:	$64,160.60	$24,032.60
Cost of Goods Sold:	$18,367.11	$13,517.52
Taxes Paid:	$0.00	$0.00
Net Income:	($574,753.18)	($527,604.48)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Caribbean Water Technologies, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Nimon Bondurant	President	Caribbean Water Technologies Inc.	2021
Julius Jackson	Secretary	Caribbean Water Technologies Inc.	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nimon Bondurant	President	2021
Julius Jackson	Secretary	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Nimon Bondurant	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Reliance on Key Management and Relationships
> The company's growth depends significantly on its management team and key business relationships, including vendors, logistics providers, distributors, investors, and market partners. If the company loses key personnel or important relationships, or if those relationships do not perform as expected, it could affect the company's ability to execute its growth strategy.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> Loss, liquidity, financial reporting and investment risks. CWT has a history of losses, negative stockholders equity and dependence on outside financing. The $124,000 maximum raise may be insufficient to fund accumulated liabilities, inventory, payroll and expansion. CWT may be unable to continue operations and investors may lose their entire investment. The FY2024/FY2025 management review draft contains material unresolved debt, related-party, allowance, payroll/tax and cash-flow measurements; final accounting could materially change reported assets, liabilities and results. Founder control and outstanding convertible instruments create dilution, minority-owner and conflict risks. Current Class A voting control does not resolve beneficial voting power after all contractual conversion rights are considered. The SAFE may remain outstanding indefinitely and offers limited liquidity; conversion, exit and dissolution outcomes depend on its final terms. Related-party licenses, borrowing and advances create conflicts and recovery risks. Water-quality, labeling or packaging failures may cause recalls, liability and suspension of sales. Retail or hospitality placement does not assure repeat orders, commercial margins or collections.

> Capital and Working Capital Risk
> The company may need to carefully manage working capital as it grows. Inventory, logistics, marketing, production, staffing, and distributor support may require capital before related revenue is received. If available funds are not sufficient to support the company's growth plan, management may need to adjust timing, prioritize certain markets, or seek additional financing.

> Growth Execution Risk
> The company is raising capital to support its next stage of growth, including market activation, distribution, inventory, logistics, and sales operations. The success of this strategy will depend on management's ability to execute the plan efficiently, manage costs, coordinate vendors, and convert market interest into recurring orders. If execution takes longer or costs more than expected, growth may be slower than planned.

> Regulatory, Labeling, and Compliance Risk

The company operates in the packaged beverage industry and may be subject to food safety, labeling, packaging, shipping, import/export, environmental, and other regulatory requirements. Compliance requirements may vary by market. Failure to comply with applicable requirements could result in delays, added costs, relabeling, product holds, or other operational issues.

Competitive Market Risk
The beverage and packaged water industry includes established brands with larger budgets, broader distribution, and existing retail relationships. The company believes Shores has a differentiated Caribbean identity and premium boxed-water positioning, but it will still need to compete for attention, shelf space, distributor support, and customer loyalty.

Production and Supply Chain Risk
The company's ability to grow depends on reliable access to packaging, filling, production, warehousing, and transportation partners. Delays, cost increases, supplier issues, freight interruptions, or production scheduling challenges could affect product availability or timing. The company works with third-party vendors and must manage those relationships carefully as demand increases.

Caribbean Water Technologies Inc. was incorporated in 2021 and has a limited operating history upon which investors can evaluate our business model and prospects. We have incurred net losses since inception and are not currently profitable. We expect to continue to incur losses for the foreseeable future as we invest in production capacity, distribution infrastructure, marketing, and working capital to scale our operations. Our ability to achieve profitability depends on numerous factors, including our ability to increase sales volume, achieve favorable pricing, manage production and logistics costs, and establish sustainable distribution channels. There can be no assurance that we will ever achieve or sustain profitability, and our limited operating history makes it difficult to predict our future financial performance or the viability of our business model in the competitive beverage market.

Caribbean Water Technologies Inc. currently has only one full-time employee and one part-time employee. Our founder and President serves as the principal executive officer and controls substantially all operational, strategic, and financial decisions. The success of our business is heavily dependent on the continued services, expertise, and relationships of this individual. We do not maintain key person life insurance on our founder. If our founder were to become unavailable due to death, disability, or departure, we would face significant challenges in continuing operations, maintaining supplier and distributor relationships, and executing our business plan. Given our limited resources and early stage, we may not be able to attract or afford qualified replacement personnel with the necessary industry knowledge and relationships. The loss of our founder's services could result in substantial disruption to our business and could materially harm our financial condition and prospects.

Our entire product offering depends on our ability to source water from Caribbean aquifers. We are dependent on the continued availability, quality, and accessibility of this specific water source for our operations. Factors beyond our control could disrupt or eliminate our access to this water source, including natural disasters such as hurricanes or earthquakes, environmental contamination, changes in water table levels due to climate change or overuse, political instability in the region, changes in local water rights or extraction regulations, or disputes with local authorities or communities. Any significant disruption to our water source would require us to identify and qualify alternative sources, which could be costly, time-consuming, or impossible, and could fundamentally alter our product positioning as Caribbean-sourced water. We may not be able to secure alternative water sources on commercially reasonable terms or at all. Loss of access to our Caribbean water source could force us to cease operations entirely.

Our business model involves shipping water products, which are heavy relative to their value, from Caribbean sources to consumer markets. The economics of shipping water internationally are inherently challenging, as transportation costs represent a substantial portion of our total cost structure. We face ongoing challenges related to freight costs, which are subject to volatility based on fuel prices, carrier availability, port congestion, and global shipping market conditions. International shipping also exposes us to risks including customs delays, import duties and tariffs, damage or loss in transit, and extended delivery times that may affect product freshness perception. Our ability to compete on price while maintaining acceptable margins is constrained by these high logistics costs. If shipping costs increase or if we cannot efficiently manage our supply chain, we may be unable to price our products competitively while covering our costs, which would prevent us from achieving profitability and could render our business model unviable.

We rely on third-party suppliers to provide our specialized eco-friendly carton packaging and to perform bottling, purification, and packaging services. We do not own or operate our own production facilities. Our business depends on maintaining relationships with these suppliers and co-packers, and on their ability to meet our quality standards, volume requirements, and delivery schedules. We may have limited negotiating leverage with these suppliers due to our size and order volumes. Disruptions in these supply relationships due to supplier financial difficulties, capacity constraints, quality control failures, natural disasters, or other factors could interrupt our ability to produce and deliver products. Alternative suppliers of specialized sustainable packaging may be limited, and qualifying new suppliers could require significant time and expense. We may also face supply chain disruptions affecting raw materials needed for our packaging or purification processes. Any significant interruption in our supply chain could result in our inability to fulfill customer orders, damage to our reputation, and loss of revenue.

We currently have limited cash reserves and the proceeds from this offering will not be sufficient to fully fund our business plan or achieve profitability. We will need to raise substantial additional capital to finance inventory purchases, expand distribution, invest in marketing and brand awareness, and support ongoing operations. We have no commitments or arrangements for additional financing, and there can be no assurance that we will be able to obtain additional funding on acceptable terms, or at all. Our ability to obtain additional financing may be limited by our financial condition, lack of profitability, limited operating history, and general market conditions for early-stage companies. If we are unable to raise additional capital when needed, we may be forced to delay, reduce, or eliminate our expansion plans, reduce our workforce, curtail marketing efforts, or cease operations entirely. Even if additional financing is available, it will likely be on terms that are dilutive to existing investors and may include terms and conditions that restrict our operations or strategic flexibility.

We have entered into various related-party transactions with entities controlled by our founder, including a technology license agreement with Bondurant Technologies, Inc. that involves ongoing payment obligations, amounts due for cash funding, and a loan to founder-related Soca Shores LLC. These related-party arrangements were not negotiated at arm's length and may not be on terms as favorable to us as we could have obtained from unrelated third parties. The ongoing payment obligations associated with these arrangements reduce our available cash flow and may limit our ability to invest in growth initiatives or meet other obligations. These related-party relationships create potential conflicts of interest, as our founder controls both the Company and the related entities, and decisions regarding these arrangements may not be made solely in the best interests of the Company or its investors. There can be no assurance that these arrangements are on market terms or that they will not adversely affect our financial condition. Additionally, the complexity of these arrangements may make it difficult for investors to fully understand our financial obligations and cash flow requirements.

The bottled and packaged water market is intensely competitive and dominated by large, well-established beverage companies with substantially greater financial resources, brand recognition, distribution networks, marketing budgets, and operational scale than we possess. Our competitors include major multinational corporations as well as numerous regional and specialty water brands, including other brands positioning themselves as premium or eco-friendly alternatives. Many of our competitors have long-standing relationships with distributors, retailers, and consumers, and have the ability to devote significantly more resources to product development,

marketing, promotional campaigns, and competitive pricing. These competitors may be able to respond more quickly to market trends, adopt aggressive pricing strategies to maintain market share, or leverage their scale to achieve lower per-unit costs. We are attempting to compete as a premium-priced product in a market where water is often viewed as a commodity, which may limit our addressable market to environmentally conscious consumers willing to pay higher prices. We may not be able to compete effectively, gain market share, or achieve the sales volumes necessary to sustain our business.

Our business model depends on consumers' willingness to purchase premium-priced water in carton packaging as an alternative to conventional bottled water or other beverage options. Consumer preferences in the beverage industry are difficult to predict and subject to change. While there is growing awareness of environmental issues related to plastic packaging and microplastics, it is uncertain whether a sufficient number of consumers will be willing to pay a premium price for our product or will prefer our carton packaging over plastic bottles, aluminum cans, or other alternatives. Consumers may be reluctant to switch from familiar brands or packaging formats, may not perceive sufficient value in our product to justify premium pricing, or may not believe that our environmental claims provide meaningful benefits. Our Caribbean sourcing and cultural branding may have limited appeal outside of certain demographic segments. If we are unable to achieve sufficient market acceptance and sales volumes, we will not be able to cover our fixed costs, achieve profitability, or sustain our operations. The failure of our product to gain market traction would have a material adverse effect on our business and financial condition.

Our products are positioned as premium-priced alternatives to conventional bottled water and other beverages. Demand for premium consumer products is often more sensitive to economic conditions than demand for value-oriented or commodity products. During economic downturns, recessions, or periods of reduced consumer confidence, consumers may reduce discretionary spending and trade down to lower-priced alternatives. Inflation, rising interest rates, unemployment, or other macroeconomic factors that reduce disposable income could cause consumers to view our products as non-essential and choose less expensive options. Additionally, our target customers—environmentally conscious consumers willing to pay premium prices—may represent a limited segment of the overall market. Any significant decline in consumer spending or shift in purchasing priorities away from premium or environmentally focused products could materially reduce demand for our products, decrease our revenue, and harm our financial condition and ability to continue operations.

As a producer and distributor of packaged drinking water, we are subject to extensive federal, state, local, and potentially international regulations governing food safety, water quality standards, beverage production, labeling requirements, health claims, and sanitation. In the United States, we must comply with regulations enforced by the Food and Drug Administration, the Environmental Protection Agency, and state health departments, among others. These regulations establish standards for water quality, treatment processes, bottling facility sanitation, product labeling, and nutritional information. If we expand distribution internationally or to additional U.S. states, we will be subject to additional regulatory requirements in each jurisdiction. Regulatory requirements are complex, subject to change, and may be interpreted or enforced differently by various authorities. We may not be in full compliance with all applicable regulations at all times. Failure to comply with applicable regulations could result in warning letters, fines, penalties, product recalls, seizures, injunctions, or prohibition on selling our products in certain markets. Regulatory actions or product recalls could damage our reputation, result in significant costs, and materially harm our business. Changes in regulations, such as new water quality standards or labeling requirements, could require us to modify our processes, packaging, or formulations, which could be costly and time-consuming.

Caribbean Water Technologies Inc. is organized as a corporation under the laws of the U.S. Virgin Islands rather than a U.S. state such as Delaware. The corporate laws of the U.S. Virgin Islands may differ from those of other jurisdictions and may provide different or fewer protections to investors. Investors may find it more difficult or costly to enforce their rights under U.S. Virgin Islands law. Additionally, our U.S. Virgin Islands domicile may create additional complexity for tax reporting, regulatory compliance, and corporate governance matters. We may face challenges in attracting future investors or acquirers who are unfamiliar with or prefer not to engage with U.S. Virgin Islands entities. The choice of U.S. Virgin Islands as our jurisdiction of incorporation may also affect our ability to access certain legal remedies or may subject us to different regulatory oversight than companies incorporated in more common jurisdictions. These factors could adversely affect our ability to raise capital, attract strategic partners, or complete a liquidity event for investors.

Our business depends in part on proprietary purification processes, sourcing methods, supplier relationships, and other confidential business information that we seek to protect as trade secrets. We do not appear to have significant patent protection, and our ability to maintain our competitive position depends on keeping this information confidential. We rely on confidentiality agreements, employment agreements, and internal policies to protect our trade secrets and proprietary information. However, these measures may not provide adequate protection, and our trade secrets could be disclosed, misappropriated, or independently discovered by competitors. Employees, contractors, or business partners may breach confidentiality obligations, or such obligations may be unenforceable or difficult to enforce. If our proprietary information becomes publicly known or is independently developed by competitors, we could lose any competitive advantage we may have. Additionally, we could face claims that we have infringed on the intellectual property rights of others, which could result in costly litigation, licensing fees, or restrictions on our ability to use certain processes or branding. We may not have the financial resources to defend against intellectual property claims or to enforce our own rights, which could materially harm our business and competitive position.

An investment in Caribbean Water Technologies Inc. is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. The Company is an early-stage business with limited operating history, no profitability, and significant uncertainty regarding its future prospects. There is a substantial risk that the Company will fail and that you will lose all of the money you invest. The securities are illiquid and there is no public market for them. You will be required to hold your securities for an indefinite period, as they are subject to a minimum one-year holding period under federal securities laws and may not be sold without registration or an applicable exemption. Even after the one-year period, there is no public market for the securities and none is expected to develop. You may never be able to sell your securities or realize any value from them. The Company has no plans to list its securities on any exchange or to facilitate a secondary market. Any future liquidity event, such as an acquisition or initial public offering, is uncertain and may never occur. You should be prepared to hold your investment indefinitely and to lose your entire investment.

As a holder of SAFEs or any equity securities that may be issued upon conversion, you will have no voting rights and no ability to influence or control any decisions made by the Company. The founder and President holds substantially all of the issued and outstanding Class A voting shares and exercises control over all major corporate decisions, including decisions regarding business strategy, financing, acquisitions, sales of the Company, issuance of additional securities, and distributions. The founder can make decisions that may be adverse to your interests as an investor, including decisions to pursue strategies that do not maximize short-term stockholder value, to issue additional securities that dilute your ownership, to incur debt, to sell the Company at a price or on terms you consider unfavorable, or to decline acquisition offers. You will have no ability to remove management, elect directors, or otherwise influence corporate governance. The founder's control may also discourage potential acquirers from making an offer for the Company or may result in acceptance of an offer that is not in the best interests of minority investors. You must be willing to entrust all aspects of the management and control of the Company to the founder.

In connection with this offering, the founder has designated himself as the lead investor who will sign agreements and make decisions on behalf of all investors in the special purpose vehicle or investment structure. This arrangement creates a significant and inherent conflict of interest. The founder has interests both as the operator and controlling shareholder of the Company and as the designated

representative of the investors. These interests may not align and may in fact be directly adverse. As the Company's founder and controlling shareholder, the founder has an interest in maximizing the Company's flexibility, minimizing investor rights and protections, and making decisions that benefit the Company's operations and his own equity position. As the investor representative, the founder would be expected to advocate for investor protections, information rights, and terms favorable to investors. The founder may have access to material non-public information about the Company that other investors do not have, and may make decisions as investor representative based on that information or based on his interests as founder rather than in the best interests of the investor group. There is no independent third-party investor advocate or representative protecting the interests of crowdfunding investors. This structure provides minimal protection for investors and creates substantial risk that investor interests will not be adequately represented in any negotiations, decisions, or disputes involving the Company.

You are purchasing a Simple Agreement for Future Equity, or SAFE, which is not a debt instrument and does not have a maturity date or require the Company to repay your investment. A SAFE represents a contractual right to receive equity securities in the future upon the occurrence of certain triggering events, such as a future priced equity financing or a liquidity event. However, there is no guarantee that any such triggering event will occur. If the Company does not raise a future priced equity round, does not achieve a liquidity event, and does not dissolve, your SAFE may remain outstanding indefinitely without converting into equity, and you may never realize any return on your investment. Even if a conversion event does occur, the terms of the conversion—including the valuation of the Company, the type and terms of securities you receive, and the extent of dilution—are uncertain and will depend on future events and negotiations beyond your control. The securities you ultimately receive, if any, may have limited rights, may be subject to significant dilution, and may be worth substantially less than your investment or potentially worthless. The SAFE structure provides minimal investor protections and no guaranteed return of capital.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$10,000**

Use of Proceeds: If only the minimum target amount is raised, Caribbean Water Technologies Inc. expects to use proceeds approximately as follows: 36% Market Activation and Trade Marketing, 23% Logistics and Distribution Setup, 13% Inventory and Production, 11% Working Capital Reserves, 9.1% Sales and Operations Support, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds substantially as described but may adjust among categories based on operational needs and market conditions.

If we raise: **$124,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Caribbean Water Technologies Inc. expects to use proceeds approximately as follows: 32% Market Activation and Trade Marketing, 20% Expanded Inventory and Production, 20% Logistics and Distribution Expansion, 11% Sales and Operations Support, 9.1% Working Capital Reserves, and 7.9% Wefunder fee and related offering expenses. Management expects to direct oversubscription proceeds toward expanded inventory, broader distribution, and increased market activation, but may reallocate based on evolving business conditions.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

i. the total value of the Investor's investment, divided by
   a. the price of **Preferred Stock** issued to new Investors multiplied by
   b. the **discount rate** (80%), or
ii. if the valuation for the company is more than **$15,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   a. the Valuation Cap divided by
   b. the total amount of the Company's capitalization at that time.
iii. For investors up to the first **$123,000.00** of the securities, investors will receive a valuation cap of **$11,250,000.00** and a discount rate of 80%. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
ii. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
iii. Senior to payments for Common Stock.

VIP Bonus

Caribbean Water Technologies Inc. will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class C Common Stock	45000000	16264616	☐
Preferred Stock	15000000	0	☐
Class A Common Stock	180000000	28500000	☑

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

Class A Common Stock carries ten (10) votes per share. Current Class A issued total is 28,500,000. The founder transferred 1,400,000 of those existing Class A shares as gifts (1,200,000 jointly to John S. Joseph / Huong T. Nguyen, 100,000 to Richard King, and 100,000 to Ralph Frasier Jr.); the gifts did not increase issued shares or create issuer proceeds. Nimon Bondurant therefore holds 27,100,000 of the 28,500,000 currently issued Class A shares, equal to 95.087719% of currently issued Class A voting power. Class C Common Stock is non-voting except as required by law and has the same common-stock economic rights, no liquidation or dividend preference, no redemption right, and no automatic conversion right. Current Class C issued total is 16,264,616: Daniel Nguyen 15,346,154 Class C shares issued March 11, 2026 and ratified after the authorized-share increase; Daniel's separate 438,462 Class C issuance on June 3, 2026; and Benjamin Walker Jr.'s executed 480,000-share Class C restricted issuance effective June 1, 2026, vesting 80,000 monthly over six months subject to

continued participation and forfeiture of unvested shares upon separation. The conditional Hai Peter Nguyen 96,000-share arrangement is excluded because its payment and approval conditions are not established as satisfied. Daniel's executed ratification specifically supersedes, cancels, releases and replaces his prior funded note rights with Class C equity; that holder-specific record does not establish that every other outstanding note converts solely into Class C. The 95.087719% figure is issued-Class-A voting arithmetic, not a final assumed-conversion beneficial ownership percentage for all legacy instruments. Preferred Stock: 15,000,000 authorized and zero issued. All stock issuances described above are current 2026 capitalization and are not backdated into FY2024 or FY2025, for which the financial statements report zero issued shares. FINAL CAPITALIZATION NOT CERTIFIED.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;

- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: Bondurant Technologies, Inc. (BTII)
Amount: $12,947.00
Outstanding principal plus interest: $12,947.00 as of 11/6/2026
Bondurant Technologies, Inc. (BTII) — separate cash borrowing. Recorded balance $12,947.89 at December 31, 2025 ($12,500 at December 31, 2024). No interest rate or contractual maturity is established in the controlling records. This is separate from the $250,000 technology license and its settlements; the license amount is not the related-party loan balance.

Related party
Name: Bondurant Technologies, Inc. (BTII)
Relationship: Founder-controlled related company; technology licensor and separate cash lender
Amount: $12,947.89

Convertible Note
Creditor: Pia Tramone-Whited
Amount: $2,000,000.00
Outstanding principal plus interest: $2,000,000.00 as of 11/6/2026
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
The $2,000,000 convertible note represents noncash company compensation for website and boxed-water carton design services fully earned by December 31, 2024. No further services were performed. The signed October 1, 2025 replacement note states $2,000,000 principal, 5% simple annual interest, a 20% conversion discount, a $15 million valuation cap and qualified-financing threshold, and December 31, 2028 maturity under the applicable amendments. The replacement did not provide the company with $2,000,000 in cash.

Related party
Name: Pia Tramone-Whited
Relationship: Website and boxed-water carton design services provider to the Company.
Amount: $2,000,000.00

Convertible Note
Creditor: Julius Jackson
Amount: $1,000,000.00
Outstanding principal plus interest: $1,000,000.00 as of 11/6/2026
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
Julius Jackson - executed June 25, 2025 CWT convertible note, $1,000,000 contractual face, 5% simple actual/365 interest. Principal and interest are payable upon Majority Holder request on or after December 31, 2028. Automatic conversion upon at least $15 million qualified financing at the lesser of 80% of financing price or the $15 million cap price; issuer cash-or-convert election for smaller financing or change of control. Subordinated to senior bank debt; supersedes prior Julius CWT notes. May 12, 2026 signed acknowledgment confirms noncash cofounder/services consideration, not $1 million cash invested. FY2025 contractual coupon $25,890.41 is not final effective-interest expense. Initial GAAP services/debt value, features and final carrying value remain unresolved. Exemption is categorized as Other because the controlling records do not establish Reg D or Reg CF; the exact statutory exemption is not represented as verified.

Related party
Name: Julius Jackson
Relationship: Cofounder, director and part-time employee/services provider.
Amount: $1,000,000.00

Convertible Note
Amount: $182,000.00
Outstanding principal plus interest: $182,000.00 as of 11/6/2026
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
$15M cap, 20% discount

Convertible Note
Amount: $180,000.00
Outstanding principal plus interest: $180,000.00 as of 11/6/2026
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
Original $50,000 ordinary loan: 25% fixed return ($12,500), due within 90 days of product-shipment arrival. Later $180,000 convertible successor: amended $15m cap / trigger, Dec 31, 2028 maturity, 5% simple interest and 20% discount.

Convertible Note
Amount: $30,000.00
Outstanding principal plus interest: $30,000.00 as of 11/6/2026
Interest rate: 8.0% per annum
Maturity date: 12/31/2028
The $30,000 cash investment was received on April 1, 2024. It forms part of the $100,000 aggregate historical cash covered by the July 25, 2025 replacement convertible note with a $500,000 face amount; the remaining $400,000 is an agreed noncash increase. The replacement was not new cash received in 2025. Its terms are 8% simple annual interest, a 20% conversion discount, a $15 million valuation cap and qualified-financing threshold, and December 31, 2028 maturity

Convertible Note
Amount: $2,500.00
Outstanding principal plus interest: $2,500.00 as of 11/6/2026
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
$15M valuation cap, 20% discount

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
6/2024	Regulation D	other	$530,000	General operations
7/2024	Regulation D	Convertible Note	$182,000	General operations
6/2025	Regulation D	Convertible Note	$2,500	General operations
6/2025	Other	Convertible Note	$1,000,000	General operations
7/2025	Regulation D	Convertible Note	$30,000	General operations
7/2025	Regulation D	other	$405,000	General operations
7/2025	Other	Convertible Note	$180,000	General operations
10/2025	Other	Convertible Note	$2,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Nimon Bondurant is President and controlling issued-Class-A shareholder. Founder-related Bondurant Technologies, Inc. granted CWT a nonexclusive, nontransferable technology license in the executed January 5, 2022 agreement, with a stated $250,000 fee; payments directed to its SBA lender were $56,997.40 in 2024 and $46,588.74 in 2025. Payment obligations stop at earlier fee satisfaction or SBA payoff. Cumulative settlement debits were $107,821.48 at December 31, 2025. Management retained the historical net settlement-clearing presentation and did not recognize the nominal remaining stated-fee difference as an additional payable. Separate amounts due to BTII for cash funding were $12,500 at December 31, 2024 and $12,947.89 at December 31, 2025. A separate $15,000 interest-free CWT loan to founder-related Soca Shores LLC arose in 2025 and is due March 6, 2027. Management expects collection and concluded that no additional allowance or imputed-interest adjustment was material at December 31, 2025. Officer compensation, advances, card settlements and employee FICA recovery are presented at management's approved recorded amounts as described in the final financial notes.

employee FICA recovery are presented at management's approved recorded amounts as described in the final financial notes.

In 2026, 1,400,000 existing Class A shares were personally transferred by the founder as gifts without proceeds to CWT and without increasing the 28,500,000 issued Class A total. Current issued Class C is 16,264,616, including Daniel Nguyen's documented 15,346,154-share issuance, his separate 438,462-share June 3, 2026 issuance, and Benjamin Walker Jr.'s executed 480,000-share restricted issuance effective June 1, 2026; Benjamin's shares vest 80,000 monthly over six months and unvested shares remain subject to forfeiture upon separation. The conditional Hai Peter Nguyen 96,000-share arrangement is excluded. Daniel's executed ratification specifically replaces his prior funded note rights with Class C equity; it does not establish Class-C-only conversion for every other outstanding note. Nimon Bondurant holds 27,100,000 of the 28,500,000 currently issued Class A shares, equal to 95.087719% of currently issued Class A voting power; no final assumed-conversion beneficial percentage is asserted for unresolved holder-specific note rights.

Name: Daniel Nguyen
Amount Invested: $530,000.00
Transaction type: Other
Issue date: 6/28/2024
Relationship: Friend

Name: Daniel Nguyen
Amount Invested: $405,000.00
Transaction type: Other
Issue date: 7/31/2025
Relationship: Friend

Name: Pia Tramone-Whited
Amount Invested: $2,000,000.00
Transaction type: Loan
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
Outstanding: Yes
Relationship: Website and boxed-water carton design services provider to the Company.

Name: Julius Jackson
Amount Invested: $1,000,000.00
Transaction type: Loan
Interest rate: 5.0% per annum
Maturity date: 12/31/2028
Outstanding: Yes
Relationship: Cofounder, director and part-time employee/services provider.

Name: Bondurant Technologies, Inc. (BTII)
Amount Invested: $12,947.89
Transaction type: Loan
Outstanding: Yes
Relationship: Founder-controlled related company; technology licensor and separate cash lender

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Caribbean Water Technologies Inc., operating as Soca Shores, produces and distributes premium boxed water sourced from Caribbean aquifers. The company focuses on providing plastic-free, eco-friendly hydration alternatives packaged in sustainable cartons.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of October 21, 2026, we had cash and cash equivalents of approximately $44,906.75.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $460,290.91 and our current and non-current liabilities, as reflected in available financial statement fields, were $1,388,461.93.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $23,876.47.

Based on our current operations, we have a monthly net cash burn of approximately $15,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- When customers pay us
- Buying inventory or other direct costs
- A one-time cost (legal, settlement, equipment, etc.)
- The Company expects to require additional financing within the next 12 months based on current cash, expected burn, inventory and

production needs, logistics, financial reporting and compliance costs, sales and marketing expenses, and timing of customer payments. The Company is pursuing this crowdfunding offering to support working capital, inventory, distribution, and growth. Actual runway may improve if customer collections, sales growth, or financing occur sooner than expected.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 6 convertible notes and 2 loans and approximately $3,682,447.89 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $1,554,500. The $1M convertible note held by Julius Jackson and the $2M convertible note held by Pia Tramone-Whited are not cash transactions and were issued to compensate for services rendered. Thus, they are counted as indebtedness and not counted as exempt offerings with a note was issued for cash.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

CWT has a history of losses, negative stockholders' equity, and substantial dependence on external funding. The final October 26, 2026 unaudited, management-prepared financial statements report FY2024 and FY2025 losses before income taxes of $527,604.48 and $574,753.18, and stockholders' deficits of $495,342.76 and $928,171.02, respectively. Production, inventory, freight, sales and marketing, compliance costs, and timing of collections or financing may strain liquidity. The $124,000 maximum raise is an initial phase and may be insufficient to meet liabilities and expansion requirements. Delayed financing, production, distribution, reorders, or collections could adversely affect operations. The statements are management-prepared and unaudited; no independent CPA audit or review is represented.
When customers pay us
Buying inventory or other direct costs
A one-time cost (legal, settlement, equipment, etc.)

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since December 31, 2025, there were material changes in our operations and financial condition, including Since the Company's most recent financial statement period ended December 31, 2025, the Company has made post-period capitalization and corporate record updates. In 2026, the Company issued founder shares, increased its authorized share capital, and issued Class C Common Stock to Daniel Nguyen pursuant to corporate approvals and related transaction documents. These share events occurred after the 2024 and 2025 reporting periods and are disclosed as subsequent events rather than historical year-end issued equity.

For the initial offering capped at $124,000, the Company intends to provide completed, unaudited, company-prepared U.S. GAAP financial statements for the fiscal years ended December 31, 2024 and December 31, 2025, together with the required principal executive officer certification. An independent CPA review is planned in parallel. Any increase in the offering above the applicable financial-disclosure threshold will be subject to the required financial statements and offering amendment..

Impact of This Offering

The proceeds from this offering are expected to be used for market activation, trade, logistics, and distribution. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Nimon Bondurant, certify that:

(1) the financial statements of Caribbean Water Technologies, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Caribbean Water Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for Caribbean Water Technologies, Inc. filed for the most recently completed fiscal year.

Nimon Bondurant

Nimon Bondurant
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member

of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible

related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.ownh2o.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Julius Jackson
- Nimon Bondurant

Appendix E: Supporting Documents

- ttw_merged_comms
- Series Appendix — Caribbean Water Technologies Inc. I
- Series Appendix — Caribbean Water Technologies Inc. I (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Julius Jackson
- Nimon Bondurant

Appendix E: Supporting Documents

- ttw_merged_comms
- Series Appendix — Caribbean Water Technologies Inc. I
- Series Appendix — Caribbean Water Technologies Inc. I (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the Wefunder Listing Agreement**

☑ **I agree to the Lead Investor Agreement**

☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Caribbean Water Technologies, Inc.

By

Nimon Bondurant

C.E.O.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nimon Bondurant

C.E.O.

11/6/2026

Julius Jackson

Director

11/6/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.